

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Emeka N. Chukwu
Chief Financial Officer
SEMTECH CORP
200 Flynn Road
Camarillo, CA 9301-8790

> **Re: SEMTECH CORP**
> **Form 10-K for the Year Ended January 26, 2020**
> **Filed March 20, 2020**
> **File No. 001-06395**

Dear Ms. Chukwu:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing